UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CONCENTRIX CORPORATION

(Name of the Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20602D101

(CUSIP Number)

Priscilla Maters

Groupe Bruxelles Lambert

24 avenue Marnix

1000 Brussels, Belgium

Tel: +32 22891717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20602D101

1	NAMES OF REPORTING PERSONS FINPAR VI SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,623
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,623
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 20602D101

1	NAMES OF REPORTING PERSONS FINPAR V SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 20602D101

1	NAMES OF REPORTING PERSONS Sapiens S.àr.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,699,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,699,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,699,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 20602D101

1	NAMES OF REPORTING PERSONS GBL Verwaltung S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,699,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,699,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,699,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 20602D101

1	NAMES OF REPORTING PERSONS Groupe Bruxelles Lambert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,773,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,773,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,773,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.11%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Concentrix Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 39899 Balentine Drive, Newark, California 94560.

Item 2.	Identity and Background

(a)-(b) This statement is filed on behalf of each of the following persons who are each hereinafter referred to as a “Reporting Person” and collectively as the “Reporting Persons”:

i.	FINPAR VI SA, a société à responsabilité limitée, organized under the Laws of Belgium (“FINPAR VI”);

ii.	FINPAR V SA, a société à responsabilité limitée, organized under the Laws of Belgium (“FINPAR V”);

iii.	Sapiens S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the Laws of the Grand Duchy of Luxembourg (“Sapiens”);

iv.	GBL Verwaltung S.A., a société anonyme organized under the Laws of the Grand Duchy of Luxembourg (“GBLV”); and

v.	Groupe Bruxelles Lambert, a public limited liability company (société anonyme) organized under the Laws of Belgium (“GBL”).

The address of the principal business office of each of the Reporting Persons is c/o Groupe Bruxelles Lambert, 24 avenue Marnix, 1000 Brussels, Belgium.

Information regarding each director and executive officer of GBL is set forth on Schedule I attached hereto.

(c)

The principal business of each of FINPAR VI, FINPAR V and Sapiens is investing in securities.

The principal business of GBLV, a holding company, is serving as the parent company of Sapiens.

The principal business of GBL, an investment holding company, is holding investments in various sectors and serving as the parent company of GBLV, FINPAR VI and FINPAR V.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I, attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On March 29, 2023, the Issuer and OSYRIS S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg and a direct wholly owned subsidiary of the Issuer (“Purchaser”), entered into a binding put option letter agreement (the “Put Option”) with FINPAR VI, FINPAR V and Sapiens (the “Direct Holders”) and certain other stockholders (the “Beneficiaries”) of Marnix Lux SA, a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg (“Webhelp Parent”) and the parent company of the Webhelp business. Pursuant to the Put Option, the Issuer and the Purchaser committed to acquire all of the issued and outstanding capital stock of Webhelp Parent (the “Webhelp Shares”) from the Direct Holders and other holders thereof (the “Sellers”), subject to the terms and conditions of a purchase agreement. Following the completion of required works council consultations under French law, the Beneficiaries exercised the Put Option and, on June 12, 2023, the Issuer, Purchaser, Webhelp Parent and the Sellers entered into the Share Purchase and Contribution Agreement (the “SPA”).

On September 25, 2023 (the “Closing Date”), the securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the transactions contemplated by SPA (the “Transaction”). The aggregate consideration paid by the Issuer to the Sellers for the acquisition of the Webhelp Shares (the “Closing Consideration”) consisted of (i) €500 million in cash, subject to adjustment as set forth in the SPA, (ii) a note issued by the Company to certain stockholders of Webhelp Parent (the “Sellers’ Note”) in the aggregate principal amount of €700 million, with a term of two years and bearing interest at a rate of 2% per annum, (iii) 14,861,560 shares of Common Stock (the “Closing Shares”) and (iv) the contingent right to earn up to an additional 750,000 shares of Common Stock (the “Earnout Shares”) if certain conditions set forth in the SPA occur, including the share price of Common Stock reaching $170.00 per share within seven years from the Closing Date (based on daily volume weighted average prices measured over a specified period). In connection with the Closing, the Direct Holders, received, as consideration for their sale of Webhelp Shares, an aggregate of (i) €15,302,340 in cash, (ii) 8,773,667 shares of Common Stock, (iii) a 70.45% interest in the Seller’s Note and (iv) up to 442,759 Earnout Shares.

Capitalized terms used but not defined shall have the respective meanings ascribed to such terms in the SPA. The description of the SPA contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated into this Item 4.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes 66,915,131 shares of Common Stock outstanding, based on (i) 52,053,571 shares of Common Stock outstanding as of June 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2023, filed on July 7, 2023, and (ii) 14,861,560 newly-issued shares of Common Stock pursuant to the SPA (as defined below).

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof,

(i) FINPAR VI directly holds 38,623 shares of Common Stock;

(ii) FINPAR V directly holds 35,964 shares of Common Stock; and

(iii) Sapiens directly holds 8,699,080 shares of Common Stock.

GBLV is the parent company of Sapiens, and therefore may be deemed to beneficially own the 8,699,080 shares of Common Stock directly held by the foregoing.

GBL is the parent company of GBLV, Sapiens, FINPAR VI and FINPAR V and therefore may be deemed to beneficially own the 8,773,667 shares of Common Stock directly held by the foregoing.

The Reporting Persons are also entitled to receive an additional 442,759 Earnout Shares (as defined below) if certain conditions set forth in the SPA occur, including the share price of Common Stock reaching $170.00 per share within seven years from the Closing Date (as defined below) (based on daily volume weighted average prices measured over a specified period). See “Put Option Share Purchase and Contribution Agreements” in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

(c) Except as set forth in Item 6 of this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby into this Item 6.

Investor Rights Agreement

On March 29, 2023, in connection with the entry into the Put Option, the Issuer entered into an Investor Rights Agreement (the “IRA”) with the Direct Holders, and Olivier Duha, the Co-founder and Chief Executive Officer of Webhelp and certain other stockholders of Webhelp Parent (the “Initial Stockholders”). The IRA became effective on, and subject to, the closing of the Transaction.

Board Nomination Rights. Subject to the terms and conditions of the IRA, (x) the Reporting Persons will have the right to nominate two directors (the “GBL Directors”) to the Issuer Board of Directors (the “Board”) for so long as the Reporting Persons and Mr. Duha (collectively, the “GBL and Duha Shareholders”) own at least 70% of the shares of Common Stock originally issued to them in the Transaction and (y) the Reporting Persons will have the right to nominate one director to the Board for so long as the GBL and Duha Shareholders own at least 50% of the shares of Common Stock originally issued to them in the Transaction. If at any time the Reporting Persons own less than 50% of the shares of Common Stock originally issued to them in the Transaction, the Reporting Persons will not have a right to nominate any directors to the Board. If the Reporting Persons have the right to nominate two directors, Mr. Duha has the right to be nominated as one of the two GBL Directors for so long as he owns at least 50% of the shares of Common Stock originally issued to him in the Transaction. The initial GBL Directors appointed are Mr. Duha and Nicolas Gheysens, a Partner at GBL.

Each of the Initial Stockholders has agreed not to take certain actions without the Issuer’s prior written consent so long as they hold at least 50% of the shares originally issued to them in the Transaction, including: (i) making any proposal, public statement or offer to the Board or the Issuer’s stockholders regarding business combinations, tender offers, restructuring, liquidation, or acquisition of Issuer loans, securities, or assets, (ii) making any proposal to seek representation on the Board or otherwise seek to control or influence management, the Board or policies of the

Issuer, (iii) forming or encouraging others to form a voting group with any Issuer stockholder, other than solely among the Initial Stockholders, (iv) acquiring any additional shares of Common Stock over certain authorized additional amounts, or (v) publicly disclosing or encouraging others to disclose any arrangement or intention prohibited by the foregoing or taking action that would reasonably be expected to require the Issuer to make a public announcement regarding (i) or (ii) above. Neither the Issuer nor any material subsidiary may amend its charter or its bylaws or similar organizational documents in a manner that disproportionately adversely affects the rights of the Initial Stockholders or which is knowingly in violation of the rights of any Initial Stockholder pursuant to the IRA, in each case so long as such Initial Stockholder holds at least 50% of the shares of Common Stock originally issued to it in the Transaction.

Lock-up. Subject to the terms and conditions of the IRA, the Initial Stockholders have agreed to certain customary lock-up provisions covering the shares of Common Stock issued to them at closing. In particular, subject to certain exceptions set forth in the IRA, the Initial Shareholders have agreed not to transfer any such shares for six months from closing. The Reporting Persons have further agreed not to transfer more than 25% of such shares for 12 months from closing, and not to transfer more than 50% of such shares for 18 months from closing.

Registration Rights. The Initial Stockholders have certain registration rights under the IRA, which will require the Issuer to register within 180 days of Closing Date the resale of the shares of Common Stock and Earnout Shares held by the Initial Stockholders immediately following Closing Date. Upon demand by the Initial Stockholders, the Issuer will also be required to register a sale by the Initial Stockholders of such shares with a value of at least $100 million up to two times in any rolling twelve-month period. The Initial Stockholders will also have “piggy-back” registration rights to include their shares of Common Stock in certain other registration statements filed by the Issuer.

The Issuer has agreed to waive the corporate opportunity doctrine to the extent permitted under the Delaware General Corporation Law with respect to GBL and the GBL Directors.

Capitalized terms used but not defined shall have the respective meanings ascribed to such terms in the IRA. The description of the IRA contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

Exhibit B	Put Option Agreement, dated as of March 29, 2023, by and among the Issuer, OSYRIS S.à r.l., Marnix Lux SA, the other beneficiaries party thereto, and Sandrine Asseraf as the PoA Seller Representative, including the form of Stock Purchase and Contribution Agreement set forth as Schedule 3 thereto and the form of Sellers’ Note set forth as Schedule 7 thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2023).

Exhibit C	Share Purchase and Contribution Agreement, dated June 12, 2023, by and among the Issuer, OSYRIS S.à r.l., Marnix Lux SA, the other beneficiaries party thereto, and Sandrine Asseraf as the PoA Seller Representative. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 12, 2023).

Exhibit D	Investor Rights Agreement, dated as of March 29, 2023, by and among the Issuer and the initial stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 31, 2023).

Exhibit E	Sellers’ Note, dated September 25, 2023, by and among the Issuer and certain holders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on September 25, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2023

FINPAR VI SA

By:	/s/ Priscilla Maters
Name:	Priscilla Maters
Title:	Director

By:	/s/ Xavier Likin
Name:	Xavier Likin
Title:	Director

FINPAR V SA

By:	/s/ Priscilla Maters
Name:	Priscilla Maters
Title:	Director

By:	/s/ Xavier Likin
Name:	Xavier Likin
Title:	Director

SAPIENS S.ÀR.L.

By:	/s/ Priscilla Maters
Name:	Priscilla Maters
Title:	Director

By:	/s/ Serge Saussoy
Name:	Serge Saussoy
Title:	Director

GBL VERWALTUNG S.A.

By:	/s/ Priscilla Maters
Name:	Priscilla Maters
Title:	Director

By:	/s/ Serge Saussoy
Name:	Serge Saussoy
Title:	Director

GROUPE BRUXELLES LAMBERT

By:	/s/ Priscilla Maters
Name:	Priscilla Maters
Title:	General Counsel

By:	/s/ Xavier Likin
Name:	Xavier Likin
Title:	Chief Financial Officer

SCHEDULE I

Executive Officers and Directors of Groupe Bruxelles Lambert

The name and principal occupation of each director and executive officer of Groupe Bruxelles Lambert are set forth below. The address for each person listed below is c/o Groupe Bruxelles Lambert, 24 avenue Marnix, 1000 Brussels, Belgium. All executive officers and directors listed are Belgian citizens other than Paul Desmarais, Jr., Paul Desmarais III and Claude Généreux who are citizens of Canada and Mary Meaney, Alexandra Soto, Agnès Touraine and Jacques Veyrat who are citizens of France.

OFFICERS:

Name	Present Principal Occupation or Employment

Ian Galienne	Chief Executive Officer of Groupe Bruxelles Lambert

Xavier Likin	Chief Financial Officer of Groupe Bruxelles Lambert

Priscilla Maters	General Secretary and Chief Legal Officer of Groupe Bruxelles Lambert

DIRECTORS:

Name	Present Principal Occupation or Employment

Paul Desmarais, Jr.	Chairman of Groupe Bruxelles Lambert

Ian Gallienne	Chief Executive Officer of Groupe Bruxelles Lambert

Paul Desmarais III	Director of Groupe Bruxelles Lambert

Cedric Frère	Director of Groupe Bruxelles Lambert

Ségolène Gallienne - Frère	Director of Groupe Bruxelles Lambert

Claude Généreux	Director of Groupe Bruxelles Lambert

Mary Meaney	Independent Director of Groupe Bruxelles Lambert

Alexandra Soto	Director of Groupe Bruxelles Lambert

Agnès Touraine	Independent Director of Groupe Bruxelles Lambert

Christian Van Thillo	Independent Director of Groupe Bruxelles Lambert

Jacques Veyrat	Independent Director of Groupe Bruxelles Lambert

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.